SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2009. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1 2

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

a.    Press release regarding unaudited consolidated financial results of Philippine Long Distance Telephone Company (the “Company”) for the nine (9) months ended September 30, 2010; and

b.    Cash dividend declaration on the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock and Series G, N, P and S 10% Cumulative Convertible Preferred Stock.

11 5

Exhibit 1

November 4, 2010

Philippine Stock Exchange

3/F Philippine Stock Exchange Plaza

Ayala Triangle, Ayala Avenue

Makati City

Attention: Ms. Janet A. Encarnacion

Head – Disclosure Dept.

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2010.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

November 4, 2010

Securities & Exchange Commission

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2010.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,182,513 As of September 30, 2010	N/A	N/A
		Total No. of Stockholders	Domestic	Foreign

--------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Page 3 of 11

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  November 4. 2010

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

Exhibit 1

PLDT press release

NINE MONTHS’ 2010 CONSOLIDATED NET INCOME UP 7% TO P32 BILLION

CORE NET INCOME UP 2% TO P31.4 BILLION

EBITDA AT P63.8 BILLION

CELLULAR SUBSCRIBER BASE AT 44.1 MILLION

TOTAL BROADBAND SUBSCRIBERS CROSSES 2 MILLION MARK

•         Consolidated net income of P32.0 billion for 9M2010, 7% higher than the P30.0 billion net income in 9M2009

•         Consolidated core net income for 9M2010 at P31.4 billion, an increase of 2% from the P31.0 billion recorded in 9M2009

•         Consolidated service revenues decline 1% year-on-year to P106.7 billion.

•         Consolidated EBITDA lower at P63.8 billion; consolidated EBITDA margin at 60% of service revenues

•         Consolidated free cash flow at P32.8 billion for 9M2010

•         Cellular subscriber base at 44.1 million

•         Total broadband subscribers over 2 million; aggregate revenue contribution from broadband and internet services of P12.9 billion for 9M2010, 20% higher than last year

MANILA, Philippines, 4th November 2010 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its unaudited financial and operating results for the first nine months of 2010 with consolidated Reported Net Income increasing by 7% to P32.0 billion, from the P30.0 billion recorded in the same period last year. Core Net Income for the first three quarters of 2010, net of exceptional items, rose 2% to P31.4 billion, from P31.0 billion in the same period in 2009. This year’s results reflect higher recurring net income and a higher net gain from foreign exchange revaluation of our financial assets and liabilities compared with last year.

A closer look at the underlying revenue mix will show the on-going transition of revenue streams with the lower traditional sources being replaced by the growth of new revenue streams.

Consolidated service revenues decreased by 1% to P106.7 billion, reflecting the combined effect of:

•      a 20% increase in combined fixed and wireless broadband revenue;

•      a 12% growth in cellular voice revenues, which includes a 24% increase in domestic voice revenues;

•      an 18% rise in revenues from fixed data and other network services to third parties;

•      a 13% reduction in cellular text revenues;

•      a 34% decline in NLD revenues; and

•      a 16% decrease in ILD revenues.

Exhibit 1

In addition, our service revenues were impacted by:

•         the strengthening of the peso during the period which resulted in reduced service revenues of P1.5 billion;  as well as

•          the sale of our satellite business.

Approximately 28% of consolidated service revenues are directly or indirectly linked to the US Dollar. Had the peso remained stable, service revenues for the nine-month period of 2010 would have been flat to last year’s levels.

Consolidated EBITDA was lower at P63.8 billion while EBITDA margin was at 60%, slightly down from the 61% margin of the same period last year but over the full year 2009 margin of 59%.

Consolidated free cash flow was at P 32.8 billion for the period, reflecting a 7% decrease compared with the same period last year. Consolidated capital expenditures stood at P16.9 billion for the first nine months of 2010, as the Group continues to improve both broadband and cellular coverage and capacity. The capex estimate for 2010 remains at P28.6 billion.

The Group’s consolidated debt balance as at the end of the first nine months of 2010 was US Dollar 2.2 billion with net debt at approximately US Dollar 1.5 billion. Net debt to EBITDA remained at 0.8x. The Company’s debt maturities continue to be well spread out, with more than 50% due in and after 2014. The percentage of US Dollar-denominated debt to the Group’s total debt portfolio further declined to 44%, down from 48% at the end of 2009. Taking into account our peso borrowings, our hedges and our U. S. Dollar cash holdings, only 22% of total debt remains unhedged. The Group’s cash and short-term securities are invested primarily in bank placements and Government securities.

Wireless: Managing the Transformation

Wireless service revenues dipped 1% to P70.4 billion for the first nine months of 2010, compared with the P71.2 billion recognized last year. Excluding the impact of our satellite operations and the peso appreciation, wireless service revenues would have been higher by P600 million or 1% higher compared with the same period last year. Cellular subsidiary Smart Communications, Inc. (“Smart”) continues to lead the industry in terms of both revenues and subscribers.

Wireless EBITDA was stable at P44.3 billion in the first nine months of 2010 and EBITDA margin likewise at 63%.

The PLDT Group’s total cellular subscriber base for the first nine months of 2010 grew to 44.1 million subscribers, a 13% growth year-on-year. Smart added 2.8 million subscribers for the period, as compared with 3.9 million in 2009. Smart Buddy recorded net additions of 1.4 million subscribers to end the period with 25.2 million subscribers while Talk ‘N Text added approximately 1.1 million subscribers to end the nine months with 18.1 million subscribers. Red Mobile, the brand owned by Smart subsidiary, CURE, had about 381,000 subscribers at the end of September 2010, reflecting only those subscribers with regular top-up activity. Red Mobile was relaunched in March 2010 and positioned to meet market demand for unlimited services, particularly for “second SIM” holders.

Exhibit 1

Cellular voice revenues improved by 12% to P31.9 billion and now constitute 49% of total cellular service revenues from 43% for the same period last year. On the other hand, cellular data/text revenues fell 13% to P31.0 billion, despite a 25% increase in text volumes, as they remain under pressure from the proliferation of lower yield offerings, multiple-SIM ownership and regulator-mandated load validity extensions.

On the broadband front, SmartBro, Smart’s wireless broadband service offered through its wholly-owned subsidiary Smart Broadband, Inc. (“SBI”) - continued to expand as its wireless broadband subscriber base grew to over 1.3 million at the end of the first nine months of 2010, over 900,000 of whom were on SmartBro’s prepaid service. Wireless broadband revenues continued to grow strongly, up 24% to P6.1billion, compared with the P5.1 billion recorded in the same period of 2009. Wireless broadband revenues, which now include mobile internet browsing revenues of P821 million, make up 7% of wireless service revenues.

“With the cellular market nearing saturation and competition showing no signs of abating, it is incumbent upon us to both continue developing broadband as our growth sector as well as to be on the lookout for other aligned opportunities,” stated Orlando B. Vea, Chief Wireless Adviser of Smart.

“Our wireless business registered respectable results for the first nine months of 2010, notwithstanding the price-competitive and market-share sensitive operating environment and the impact of the peso appreciation. We are facing challenging times for the cellular industry – organic growth is limited and declining yields and alternative means of communication are exerting pressure on revenues and margins. But we also know there are areas of opportunity out there and we are constantly evaluating options that best fit our strengths and capabilities," added Napoleon L. Nazareno, President and CEO of PLDT and Smart.

Smart continues to invest in its cellular and multi-platform broadband networks while upgrading its existing transmission, core and access facilities. Smart’s 3G and HSPA networks now cover 50% and 47% of the country’s population, respectively.

PLDT Fixed Line: Managing the Balance of New and Traditional

Fixed line service revenues decreased by 4% to P36.8 billion in the first nine months of 2010 from P38.2 billion in 2009 as the strong Peso impacted the business unfavorably. Had the peso remained stable, service revenues would have been higher by P0.5 billion.

The 4% increase in data revenues, both from corporate data and residential DSL services, was unable to offset the declines in other segments of the business. Data service revenues contributed 45% of the fixed line’s service revenues as compared with 42% in the same period last year.

PLDT DSL continued its strong performance as broadband subscribers grew by 71,000 to 631,000 at the end of September 2010 from 560,000 at the end of 2009. PLDT DSL generated P6.1 billion in revenues in 2010, up 20% from P5.1 billion in the same period in 2009.

Despite an increase in the number of postpaid billed lines, revenues from our local exchange or LEC services were down 2% as a result of LEC voice revenues being re-allocated to

Exhibit 1

bundled voice and data services. National long distance revenues decreased 27% as a result of lower call volumes, while international long distance revenues continued to weaken due to the shifting of traffic to cellular and other means of communications, as well as the impact of the peso appreciation vis-à-vis the US Dollar.

Fixed line EBITDA margin was lower at 49% for the first nine months of 2010 as compared with 53% in the same period last year, but in line with the full year 2009 margin, mainly due to the changes in revenue mix and higher operating expenses.

"Our Fixed Line business is feeling the pinch, much like other operators around the world, as other means of communications continue to provide alternatives for consumers. We remain confident however that we can manage the long tail of this business and still create value, building on the strength of our broadband and corporate data networks and platforms," declared Nazareno.

ePLDT: Restructured for Growth

ePLDT, the Group’s information and communications technology arm, reported service revenues of P7.9 billion in the first nine months of 2010, n decline of 1% from the same period in 2009. With 70% of their revenues being dollar-denominated, ePLDT’s results were particularly hard hit by the appreciation of the peso. Had the peso remained stable, service revenues for the period would have increased by 3% year-on-year.

ePLDT’s EBITDA increased by 34% to P1.1 billion in 2010 as compared with P846 million in 2009, with a 5% decrease in cash operating expenses, largely due to a reduction in headcount. EBITDA margin at 14% was higher than the 11% recorded in the same period in 2009. ePLDT’s revenues account for 7% of PLDT’s consolidated revenues.

ePLDT recently reorganized its businesses to create better focus and maximize scale. ePLDT Ventus, which handles customer relationship management (more commonly known as “call center”) and SPi Technologies, Inc., the knowledge processing arm (also known as business process outsourcing or “BPO”) have combined their operations and will be known as SPi Global Solutions, Inc. while Vitro Data Center and internet and on-line gaming operations will remain housed under ePLDT.

“Both ePLDT and SPi Global Solutions are poised to participate in the robust outlook for the Philippine BPO sector and will pursue their efforts to expand their pipelines and service offerings,” stated Nazareno.

Meralco: Improving Prospects

Our nine months’ financial results reflect the equity accounting of our share in Meralco’s earnings through PLDT Communications and Energy Ventures, Inc (PCEV), formerly Piltel. PCEV’s income is derived mainly from its direct equity share in the net income of Manila Electric Company (“Meralco”) and its holdings in Beacon Electric Asset Holdings, Inc (“Beacon Electric”). PCEV owns 50% of Beacon Electric, a special purpose company jointly owned by PCEV and Metro Pacific Investments Corporation (“MPIC”) whose sole purpose is to hold shares in Meralco, which presently amount to 392.5 million shares, equivalent to 34.8% of Meralco’s outstanding common shares. PCEV’S direct holdings in Meralco consist

Exhibit 1

of 68.8 million Meralco common shares (approximately 6% interest), retained by PCEV after the transfer of its 154.2 million shares to Beacon Electric in March 2010. PCEV acquired its original 20% investment in Meralco in July 2009.

Meralco’s consolidated Reported Net Income for the first nine months of 2010 increased to 8.0 billion, 61% higher than the 5.0 billion realized for the same period in 2009. Consolidated Core Net Income, which excludes one-time, exceptional charges, stood at 9.2 billion, which was 80% better than the Core Net Income in 2009 of 5.1 billion. The improvements reflect the significantly higher volume of energy sold as a result of the warmer temperature along with the surge in demand from the commercial and industrial sectors. Also contributing to the increase were the higher number of billed customers and the later-than-scheduled implementation of the distribution rate adjustments approved by the Energy Regulations Commission (ERC).

Meralco’s consolidated revenues, in which electricity sales account for approximately 97% of the total, increased by 32% to 188.9 billion. Approximately 35% of the total increase in consolidated electricity revenues is accounted for by the 11% growth in kilowatt-hour sold while 50% is due to higher average purchased power and transmission pass-through costs. The system loss charge continues to decrease as a result of improved system efficiencies as well as aggressive initiatives to reduce power line pilferages in coordination with various local government units.

Total cost and expenses amounted to 177.2 billion in the first nine months of 2010, 30% higher compared with 135.9 billion for the same period in 2009. Cost of purchased power accounted for 89% of total cost and expenses in 2010, compared with 88% in 2009.

Consolidated EBITDA for the period was 28% higher year-on-year at 16.3 billion, reflecting an EBITDA margin of 9% on consolidated revenues. EBITDA margin for pure distribution revenues stood at 46%.

Consolidated capital expenditures for first nine months of 2010 amounted to 5.1 billion, with electric capital projects accounting for 85% of the total, consisting largely of expansion, improvement of distribution facilities and purchases of meters and transformers.

Conclusion

“Our 2010 performance to date underscores our earlier statements that 2010-2012 would be a critical period in the PLDT Group’s transformation, as it is being undertaken at a time when the operating environment is becoming increasingly price-competitive and market-share sensitive. This transition is accelerating the decline of traditional revenue sources but also fuelling the growth of new revenue streams.

With these factors exerting significant pressure on our margins, efficiency and cost control are increasingly crucial. As such, we have reinstituted our manpower reduction program and we expect to reduce headcount by a significant number by year-end. This organizational rationalization also allows us to align the skill sets of our workforce so that we remain responsive to the changes in our business and the new technologies we are deploying. Moreover, we continue to implement measures that will reduce network operating costs, not the least of which will be realized from the switch of the legacy fixed line network to NGN. What we will not sacrifice is quality and we will not cut back on investments that will improve our coverage, capacity and diversity.

Exhibit 1

On a more positive note, we are pleased that some of our investments, such as the one in Meralco, have in fact cushioned the negative impact of these changes. While we expect our service revenues to be slightly under our previous guidance, we estimate core net income for 2010 to rise to 41.5 billion, assuming the peso does not appreciate much further” concluded Manuel V. Pangilinan, PLDT Chairman.

####

PLDT Consolidated					
	Nine months ended September 30			Three months ended September 30		
	2010	2009	% Change	2010	2009	% Change
		(Unaudited)			(Unaudited)	
Service revenues	106,716	108,277	-1%	34,560	35,406	-2%
Total revenues	108,272	109,970	-2%	35,065	35,892	-2%
Expenses	64,916	65,515	-1%	21,615	22,197	-3%
Income before income tax	43,032	41,903	3%	13,655	14,632	-7%
Provision for income tax	10,974	11,219	-2%	3,218	4,219	-24%
Net income - As Reported	31,988	30,018	7%	10,309	10,298	-
EPS, Basic [a]	169.38	158.70	7%	54.58	54.48	-
EPS, Diluted [a]	169.38	158.68	7%	54.61	54.48	-
Core net income [b]	31,423	30,951	2%	10,193	10,113	1%
EPS, Basic [c]	166.36	163.70	2%	53.93	53.50	1%
EPS, Diluted [c]	166.39	163.68	2%	53.93	53.50	1%

[a] *EPS based on reported net income*

[b] *Net income as adjusted for the net effect of gain/loss on FX and derivative transactions, additional depreciation charges and recognition of deferred tax assets*

[c] *EPS based on core net income*

Exhibit 1

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Melissa V. Vergel de Dios Ramon R. Isberto

Tel No: 816-8213 Tel No: 816-8024 Tel No: 511-3101

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless, and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Exhibit 2

November 4, 2010

Philippine Stock Exchange

3/F Philippine Stock Exchange Plaza

Ayala Triangle, Ayala Avenue

Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 2

November 4, 2010

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,182,513 As of September 30, 2010	NA	NA
Total No. of Stockholders	Domestic	Foreign

--------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.         November 4, 2010

Date of Report (Date of earliest event reported)

2.         SEC Identification Number PW-55

3.         BIR Tax Identification No. 000-488-793

4.         PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

____________________________________________________________

____________________________________________________________

____________________________________________________________

Exhibit 2

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on November 4, 2010, the Board declared the following cash dividends out of the unaudited unrestricted retained earnings of the Company as at June 30, 2010, which are sufficient to cover the total amount of dividends declared:

a.      ₱12,285,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending December 15, 2010, payable on December 15, 2010 to the holder of record on November 19, 2010.

b.      ₱1.00 per outstanding share of the Company’s Series G 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2010, payable on December 29, 2010 to the holders of record on December 2, 2010.

c.      ₱1.00 per outstanding share of the Company’s Series N 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2010, payable on December 29, 2010 to the holders of record on December 2, 2010.

d.      ₱1.00 per outstanding share of the Company’s Series P 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2010, payable on December 29, 2010 to the holders of record on December 2, 2010.

e.      ₱1.00 per outstanding share of the Company’s Series S 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2010, payable on December 29, 2010 to the holders of record on December 2, 2010.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:

/s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

November 4, 2010

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: November 4, 2010